UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

DEXCOM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

252131107

(CUSIP Number)

01/30/09

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252131107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) The Cypress Funds LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,752,300

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,752,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.83%

12.	Type of Reporting Person* IA, OO

CUSIP No. 252131107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Peak Investments, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,752,300

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,752,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.83%

12.	Type of Reporting Person* IA, OO

CUSIP No. 252131107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Ronald Krystyniak

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,752,300

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,752,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.83%

12.	Type of Reporting Person* IN, HC

CUSIP No. 252131107

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Robert A. Day

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,752,300

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,752,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,752,300

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 3.83%

12.	Type of Reporting Person* IN, HC

CUSIP No. 252131107

Item 1	(a).	Name of Issuer: Dexcom, Inc.
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 6340 Sequence Drive San Diego, CA 92121

Item 2	(a).	Name of Persons Filing: The Cypress Funds LLC Peak Investments, LLC Ronald Krystyniak Robert A. Day
Item 2	(b).	Address of Principal Business Office: Filers maintain their principal offices at: 865 S. Figueroa St., Suite 700 Los Angeles, CA 90017
Item 2	(c).	Citizenship: See Item 4 of the cover sheet for each Filer.
Item 2	(d).	Title of Class of Securities: Common Stock
Item 2	(e).	CUSIP Number: 252131107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
	(g)	☒	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(ii)(J), please specify the type of institution ____________________________.

CUSIP No. 252131107

Item 4.	Ownership
See Items 5-9 and 11 on the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Cypress Funds LLC (“Cypress”) is a registered investment adviser and general partner and/or investment adviser to two investment funds.  Peak Investments, LLC (“Peak”), a registered investment adviser, is a member of Cypress and serves as portfolio manager to the investment funds.  The investment funds, neither of which holds more than 5% of the relevant securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Ronald Krystyniak is the manager and sole member of Peak.  Robert A. Day is a member and manager of Cypress.  The filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each of the filers disclaims beneficial ownership of the securities except to the extent of that person’s pecuniary interest therein.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 252131107

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

The Cypress Funds LLC

/s/ Robert M. Miller
Robert M. Miller, Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint The Cypress Funds LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 13, 2009	The Cypress Funds LLC

/s/ Robert M. Miller
Robert M. Miller, Chief Operating Officer

Peak Investments, LLC

/s/ Ronald Krystyniak
Ronald Krystyniak, Manager

/s/ Ronald Krystyniak
Ronald Krystyniak

/s/ Robert A. Day
Robert A. Day